EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

September 30, 2011	NYSE - Amex: ASM TSX-V: ASM Berlin & FSE: GV6

AVINO ANNOUNCES APPOINTMENT OF A NEW DIRECTOR
&
GRANT OF STOCK OPTIONS

Avino Silver and Gold Mines Ltd. (the “Company”) is pleased to announce the appointment of Mr. Andrew Kaplan to the Board of Directors.

Mr. Kaplan is a graduate of the University of Hartford having a major in Finance and Insurance.  He is a founder of A to B Capital Management, and manages the A to B Capital Special Situations Fund, LP which was launched on January 1, 2009.  The fund invests in the small cap sector through private, pre-public and publicly traded companies.  In addition, he has been a Vice President of Barry Kaplan Associates (“BKA”) for the past 16 years, a leading financial public relations firm for both public and private companies in the US, Canada and abroad.  Prior to working at BKA, he had six years experience working at Lehman Brothers and Merrill Lynch involved in deal structure, mergers and acquisitions and trading.

The Company also wishes to announce that it has granted incentive stock options for the purchase of up to 830,000 shares at a price of $2.00 per share exercisable on or before September 30, 2016 to directors, officers, employees and consultants of the Company.

The options are subject to a stock option plan.

Founded in 1968, Avino has established a long record of mining and exploration in Mexico. The Company's focus is to bring the property to production. Avino remains well funded.

ON BEHALF OF THE BOARD
AVINO SILVER & GOLD MINES LTD.

“David Wolfin”
______________________________
David Wolfin
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.